U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person

Joyce                              Stephen                 D.
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   (Last)                           (First)             (Middle)

1300 East Mulberry
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                                    (Street)
Fort Collins                           CO                80524
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   (City)                           (State)              (Zip)

2.   Issuer Name and Ticker or Trading Symbol
        Avert, Inc.                  AVRT

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

        06/00
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [X] Director                              [ ]  10% Owner
     [X] Officer (give title below)            [ ]  Other (specify below)
         Secretary
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7.   Individual or Joint/Group Filing (Check applicable line)
     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                            06/27/2000      S               1,000       D     27.00                     D
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Common Stock                                                                                           14,000       I   Shares Owned
                                                                                                                        by Children
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Common Stock                                                                                           77,000       I   Shares Owned
                                                                                                                        by Pension
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Common Stock                            05/09/2000      M               1,000       A                  91,000       D
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                                  Common
Option To Buy (See 1)  6.000   05/09/00  M               1,000  05/18/96  05/18/00 Stock   1,000            1,000      D
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                                                                                  Common
Option To Buy (See 1)  5.250                                    05/18/97  05/18/01 Stock   1,000            1,000      D
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                                                                                  Common
Option To Buy (See 1)  6.380                                    05/18/98  05/18/02 Stock   1,000            1,000      D
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                                                                                  Common
Option To Buy (See 1)  6.630                                    05/18/99  05/18/03 Stock   1,000            1,000      D
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                                                                                  Common
Option To Buy (See 1)  6.250                                    05/18/00  05/18/04 Stock   1,000            1,000      D
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                                                                                  Common
Option To Buy (See 2) 19.860   05/31/00  A    V  1,000          05/31/01  05/31/05 Stock   1,000            1,000      D
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Explanation of Responses:
(1) These options were automatically granted on the anniversary date on which Stephen Joyce was elected to the Board of Directors
(2) These options were automatically granted upon shareholder approval of additional shares ot the Non-Employee Director's Stock Option Plan on 05/31/00.


/s/ Stephen D. Joyce                                             8/29/00
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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